UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Fact – Acquisition of own shares in the terms of article 64 of the Capital Markets Law and the National Securities Commission regulations

Autonomous City of Buenos Aires, July 21, 2022

Messrs.
Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant Fact – Acquisition of own shares in the terms of article 64 of the Capital Markets Law and the National Securities Commission regulations

To whom it may concern,

Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a universal financial services group in Argentina with a nationwide presence, announces that, in accordance with article 11 of Chapter I, Title II and article 2, Chapter I, Title XII of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) Regulations (AR 2013), on July 20, 2022, the Board of Directors of Grupo Supervielle S.A. (the “Company” or “Grupo Supervielle”) approved a program for the repurchase of own shares, in accordance with Article 64 of Law 26.831 and the CNV Regulations (the “Program”). The Company decided to move forward with the Program taking into account the current national and international macroeconomic environment and in view of the high volatility of the capital markets, and taking into account the sharp deterioration in the value of Grupo Supervielle's shares associated with the increase in Argentine risk that the Company believes that it does not reflect the real value of the Company's assets or their potential in the future. In this sense, the Company considers that it is convenient to carry out the Program as a viable and efficient alternative to apply the Company's excess cash position for the benefit of the Company and its shareholders. The repurchase of shares represents the continued confidence and the conviction of the Board of Directors and management in the execution of our strategic priorities and in the valuation of the Company. It is noted that today the Company has the liquidity necessary to perform the own shares acquisition program and that an adequate level of solvency would be maintained after carrying out the transaction.

Below it is described the terms and conditions:

1.	The purpose of the repurchase program will be to contribute to reducing the difference between the Company´s fair value based on its assets value and the quoted price from stock exchange, seeking to strengthen the market by efficiently applying the Company´s liquidity.

2.	The maximum amount to be invested will be AR$2,000,000,000 (TWO BILLION ARGENTINE PESOS) or the lower amount that reaches the repurchase of 10% of the capital stock.

3.	The shares in portfolio shall never surpass, as a whole, the limit of 10% of Grupo Supervielle´s capital stock. In accordance with article 64 of Law 26,831, the shares to be acquired are fully paid-in.

4.	The amount of the acquisitions in the Argentine market may not exceed twenty-five (25%) of the Company's shares average daily trading volume during the previous 90 (ninety) business days in accordance with the provisions of the Capital Markets Law.

5.	The price to be paid per share will be up to a maximum of US$2.20 (TWO AND TWENTY CENTS UNITED STATES DOLLARS) per ADR in the New York Stock Exchange and up to a maximum of AR$138 (ONE HUNDRED AND THIRTY EIGHT ARGENTINE PESOS) per Class B share in Bolsas y Mercados Argentinos S.A.

6.	The acquisition will be made with realized and liquid earnings and/or with the Company´s Voluntary Reserve, as per the Financial Statements as of March 31, 2022. It is noted that the Company has the liquidity necessary to perform the aforementioned acquisitions without affecting its solvency.

7.	The Company will acquire shares for a 250-day period as from the start of this program, which will take place on the business day following the publication of the program in the corresponding markets, subject to any period renewal or extension approved by the Board of Directors, which will be duly informed.

8.	As long as the share repurchase plan by the Company is in place, Directors, statutory auditors, and senior managers will be informed that they are forbidden to sell their own shares —whether directly or indirectly held— while the period is in force.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 21, 2022	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer